EXHIBIT 11

Statement Regarding Computation of Per Share Earnings

SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30,
	2007	2006	2005

Basic
Average shares outstanding	2,225,658	2,224,409	2,225,493
Net income	$2,928,413	$2,784,166	$ 104,259
Basic earnings per share	$ 1.32	$ 1.25	$ 0.05

Diluted Average shares outstanding	2,225,658	2,224,409	2,225,493

Net effect of dilutive stock options - based on the treasury stock method using the period end market price, if greater than average market price	38,578	27,852	64,255

Total	2,264,326	2,252,261	2,289,748
Net income	$2,928,413	$2,784,166	$ 104,259
Diluted earnings per share	$ 1.29	$ 1.24	$ 0.05